AFRICO RESOURCES LTD.

Interim Consolidated Financial Statements
(Stated in US Dollars)
Unaudited

First quarter ended March 31, 2006

AFRICO RESOURCES LTD.
Interim Consolidated Balance Sheet
(Stated in US Dollars)
Unaudited

	March 31, 2006	December 31, 2005

ASSETS
Current
Cash and cash equivalents	$1,835,219	$2,640,707
Accounts receivable	49,245	45,535
Total Current Assets	1,884,464	2,686,242

Loans receivable (note 3)	7,491,508	6,928,716
Investment (note 4)	645,900	669,046
Mineral properties	4,397,372	4,397,372
Total Assets	$14,419,244	$14,681,376

LIABILITIES
Current
Accounts payable and accrued liabilities	$365,277	$437,810
Total current liabilities	365,277	437,810

Future income tax liability	1,758,949	1,758,949
Total Liabilities	2,124,226	2,196,759

Shareholders’ equity
Share capital	13,307,184	13,307,184
Contributed Surplus	784,329	784,329
Deficit	(1,796,495)	(1,606,896)
Total Shareholders’ Equity	12,295,018	12,484,617
Total Liabilities and Shareholders’ Equity	$14,419,244	$14,681,376

See accompanying notes to the interim consolidated financial statements
Subsequent events (note 5)

Approved by the Board of Directors:
'David Adamson'	'Chris Theodoropoulos'
David Adamson Director	Chris Theodoropoulos Director

AFRICO RESOURCES LTD.
Interim Consolidated Statements of Operations and Deficit
(Stated in US Dollars)
Unaudited

	Three months ended March 31, 2006	Three months ended March 31, 2005

Expenses
Management and consulting fees	$151,028	$57,030
General and administrative costs	15,227	11,072
Professional fees	13,139	2,094
Stock based compensation	-	401,575
Travel and accommodation	23,640	-
Loss before other items:	(203,034)	(471,771)

Foreign exchange gain	6,708	12,163
Interest and other income	29,873	4
Loss on equity accounted investment (note 4)	(23,146)	(21,540)
Loss for the period	(189,599)	(481,144)

Deficit, beginning of the period	(1,606,896)	(71,272)
Deficit, end of the period	$(1,796,495)	$(552,416)

See accompanying notes to the interim consolidated financial statements

AFRICO RESOURCES LTD.
Interim Consolidated Statement of Cash Flows
(Stated in US Dollars)
Unaudited

	Three months ended March 31, 2006	Three months ended March 31, 2005

Operating Activities
Net loss for the period	$(189,599)	$(481,144)
Adjustment for items which do not involve cash:
Stock based compensation	-	401,575
Loss on equity accounted investment	23,146	21,540
Unrealised foreign exchange gains	(11,694)	(21,076)
	(178,147)	(79,105)
Changes in non-cash working capital components:
Accounts receivable	(3,710)	(172,221)
Accounts payable and accrued liabilities	(72,533)	38,102
Notes payable	-	(40,917)
Cash used in operating activities	(254,390)	(254,141)

Investing Activities
Loans receivable	(562,792)	(960,171)
Cash used in investing activities	(562,792)	(960,171)

Financing Activities
Common shares issued for cash	-	1,314,852
Cash provided by financing activities	-	1,314,852

Net increase in cash during the period	(817,182)	100,540
Cash and cash equivalents, beginning of the period	2,640,707	143,407
Unrealised foreign currency gains included in cash	11,694	21,076
Cash and cash equivalents, end of the period	$1,835,219	$265,023

See accompanying notes to the interim consolidated financial statements

AFRICO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
(Stated in US Dollars)

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada using the same accounting policies and methods of application as those disclosed in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2005.

These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2005.

2.  RELATED PARTY TRANSACTIONS

The following consulting fees were paid to Directors and organisations with common Directors during the three months ended March 31,2006 for services rendered to the company:
River Capital Partners Ltd (L M Maree)	$26,283 (2005 - $23,230)

J Swanepoel	$14,953 (2005 - $21,336)

143 Investments Ltd (C Theodoropoulos)	$26,303 (2005 - $20,892)

W Cavalluzzo	$6,435 (2005 - $Nil)

D Adamson	$6,435 (2005 - $Nil)

J Swanepoel owed the company a net amount of $15,644 at March 31, 2006 (December 2005 - $22,079), which is included in loans receivable. The company owed River Capital Partners Ltd $8,761, 143 Investments Ltd $8,761, D Adamson $12,870, and W Cavalluzzo $12,870 at March 31, 2006.

Rubicon Minerals Corp., which owns 39.6% of the company, received management fees during the period amounting to $43,654 (2005 - $15,534)

3. LOANS RECEIVABLE

Included in loans receivable is a loan to a related party, Swanmines s.p.r.l., of $7,445,741 (December 2005 - $6,882,931) to fund operating expenses and the feasibility study in respect of the Kalukundi project. The loan is without interest or fixed terms of repayment and recoverability of this loan is dependent on the viability of the Kalukundi project.

AFRICO RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
(Stated in US Dollars)

4. INVESTMENT

At the period end the company held a 36% (2005 - 36%) interest in H&J Swanepoel Family Trust s.p.r.l. (H&J) This investment has been accounted for using the equity basis of accounting.

	March 31, 2006	December 31, 2005
H&J Swanepoel Family Trust s.p.r.l.
Shares at cost	$775,000	$775,000
Cumulative equity losses on investment recognized	(129,100)	(105,954)
Total investment	$645,900	$669,046

5. SUBSEQUENT EVENTS

The following occurred during the period subsequent March 31, 2005 and up to June 16, 2006:

Options

The Company granted 325,000 options at a price of CAD$1.75 and 770,000 options at a price of CAD$2.50 per share to officers, employees and consultants.

Mineral properties

H&J Investment

In May 2006 the Company increased its holding in H&J from 36% to 48% by making a further $250,000 payment as described in note 4 to the Company’s consolidated financial statements for the year ended December 31 2005.

On May 18, 2006 the Company completed the feasibility study for the Kalukundi project thereby fulfilling H&J’s obligation in respect of the project and earned its interest in the project. The Company is required to submit a production decision and financing plan by November 18, 2006.